WINTERGREEN FUND, INC.
P.O. Box 701
Milwaukee, WI 53201-0701

November 9, 2018

VIA EDGAR

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE
Stop 1-4
Washington, DC 20549

Re:  Wintergreen Fund, Inc. (the "Fund")
        FILE NOS. 333-124761; 811-21764
        CIK: 0001326544

Ladies and Gentlemen:

On behalf of the Fund, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"):

1.   A copy of Investment Company Blanket Bond No. 106593042, a fidelity bond, in the amount of $600,000 (the "Bond"), as received on November 1, 2018 (Exhibit 99.1); and

2.   An officer's certificate certifying the resolutions approved at a meeting of the Board of Directors held on October 1, 2018, at which a majority of the Directors who are not "interested persons" of the Fund as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Fund paid the premium of $2,000.00 for the period commencing October 23, 2018 and ending October 23, 2019.

If you have any questions concerning this filing, please do not hesitate to call me at (973) 263-2605.

Sincerely,

/s/ Steven Graff
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Steven Graff
Vice President